OMB APPROVAL

OMB Number: 3235-0145

Expires: October 31, 2002

Estimated average burden

hours per response. . . 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CyberCash, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

232462101

(CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 232462101	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William N. Melton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER
NUMBER OF		3,605,498 shares
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY EACH		1,125,000 shares
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER
WITH:		3,605,498 shares

	8	SHARED DISPOSITIVE POWER
1,125,000 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,730,498 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[x]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G

CUSIP No. 232462101	Page 2 of 5 Pages

Item 1

(a)	Name of Issuer:

CyberCash, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2100 Reston Parkway
Reston, VA 20191

Item 2

(a)	Name of Person Filing:

William N. Melton

(b)	Address of Principal Business Office or, if none, Residence:

2086 Hunters Crest Way Vienna, Virginia 22181

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

(e)	CUSIP Number:

232462101

Item 3:	Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

Not applicable.

SCHEDULE 13G

CUSIP No. 232462101	Page 3 of 5 Pages

Item 4:	Ownership:

	(a)	Amount Beneficially Owned:

William N. Melton beneficially owns 4,730,498 shares of common stock as of December 31, 2000. Mr. Melton has the sole power to vote or direct the disposition of 3,605,498 shares, which includes currently exercisable options for 10,000 shares of common stock. In addition, Mr. Melton has the shared power to vote or direct the disposition of 1,125,000 shares through his beneficial ownership in The Melton Foundation and through shares held by his immediate family.

Mr. Melton has neither voting nor dispositive power over the 110,000 shares owned by The William N. Melton 1994 Charitable Remainder Annuity Trust and The William N. Melton 1995 Charitable Remainder Annuity Trust.

	(b)	Percent of class:

The Shares represent 18.2% of the outstanding common stock (based on 25,943,027 shares of common stock outstanding as of November 8, 2000).

	(c)	Number of shares to which such person has:

(i)	Sole power to vote or to direct the vote:

3,605,498 shares

(ii)	Shared power to vote or to direct the vote:

1,125,000 shares

(iii)	Sole power to dispose or to direct the disposition of:

3,605,498 shares

(iv)	Shared power to dispose or to direct the disposition of:

1,125,000 shares

Item 5:	Ownership of Five Percent or Less of Class:

Not applicable.

SCHEDULE 13G

CUSIP No. 232462101	Page 4 of 5 Pages

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8:	Identification and Classification of Members of the Group:

Not applicable.

Item 9:	Notice of Dissolution of Group:

Not applicable.

Item 10:	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 232462101	Page 5 of 5 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

By: /s/ William N. Melton William N. Melton